

May 23, 2024

Ying Ying Chow
Chief Executive Officer
PTL Limited
111 North Bridge Road
#23-06A
Peninsula Plaza
Singapore 179098

>   **Re: PTL Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted on May 9, 2024**
>   **CIK No. 0002016337**

Dear Ying Ying Chow:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus , page iii

1. We note your response to prior comment 1 and your revised disclosure on page iii. It continues to appear that you are disclaiming liability for statements related to the accuracy of current and/or past market data. Please revise your disclosure to delete the statement that neither you, the Underwriters nor any other party involved in the offering makes any representation as to the accuracy of information included in your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 61

2.   We note your revised disclosure in response to prior comment 6 regarding the impact to your operations upon the acquisition of vessels. Please discuss the basis of why you expect lower costs of marine fuel through direct purchases will more than offset the effects of additional costs of vessel ownership and competitive pricing such that your gross profit margin will increase and your profit level will be maximized. Also, discuss the impacts on working capital and operating cash flows regarding the purchase of fuel inventory and additional costs of vessel ownership in advance of collection of associated revenues.

     Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi "Jason" Ye, Esq.